ETF SERIES SOLUTIONS
615 East Michigan Street | Milwaukee, Wisconsin 53202
August 31, 2022
VIA EDGAR TRANSMISSION
Mr. Timothy Worthington
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”)
BlockFi Bitcoin Strategy ETF (the “Fund”)
File Nos.: 333-179562 and 811-22668
Dear Mr. Worthington:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which was filed for the purpose of registering shares of the Fund as a new series of the Trust. No securities were sold in connection with the Amendment, and the Trust has determined not to proceed with the offering of this series at this time.

Post-Effective Amendment No.	Date Filed	Submission Type	Accession Number
749	10/8/2021	485APOS	0000894189-21-007234
774	12/21/2021	485BXT	0000894189-21-009019
778	1/19/2022	485BXT	0000894189-22-000298
786	2/16/2022	485BXT	0000894189-22-001203
790	3/17/2022	485BXT	0000894189-22-001947
793	4/14/2022	485BXT	0000894189-22-002641
800	5/13/2022	485BXT	0000894189-22-003829
805	6/10/2022	485BXT	0000894189-22-004295
812	7/8/2022	485BXT	0000894189-22-004745
820	8/4/2022	485BXT	0000894189-22-005271
If you have any additional questions or require further information, please do not hesitate to contact me at (920) 360-7173 or alyssa.bernard@usbank.com.

Sincerely,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Vice President